UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                           FRANKLIN UNIVERSAL TRUST
                           (Name of Subject Company)

                           FRANKLIN UNIVERSAL TRUST
                     (Name of Person(s) Filing Statement)

           Shares of beneficial interest, par value $0.01 per share
                         (Title of Class of Securities)

                                   355145103
                     (CUSIP Number of Class of Securities)

                             ONE FRANKLIN PARKWAY
                            SAN MATEO CA 94403-1906
                                (650) 312-2000
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)



                                 Craig S. Tyle
                             One Franklin Parkway
                       San Mateo, California 94403-1906
                                (650) 312-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
          Communications on Behalf of the Person(s) Filing Statement)



                                   COPY TO:
                                 Bruce G. Leto
                           2600 One Commerce Square
                       Philadelphia, Pennsylvania 19103


      Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

===============================================================================

ITEM 1.      SUBJECT COMPANY INFORMATION.

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this "Statement") relates is Franklin Universal Trust, a Massachusetts business trust. The address of the principal executive offices of Franklin Universal Trust is One Franklin Parkway, San Mateo, California 94403-1906. The telephone number of the principal executive offices of Franklin Universal Trust is (650) 312-2000. The title of the subject class of equity securities to which this Schedule 14D-9 relates is shares of beneficial interest, par value $0.01 per share ("Shares"). As of January 14, 2008, there were 25,187,893.784 Shares outstanding.

ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person is the subject company. The Fund's name, business address and business telephone number are set forth in Item 1 above.

         This Statement relates to the tender offer by Bulldog Investors General Partnership ("Bulldog"), which, according to the Schedule TO filed by it on February 15, 2008 (the "Bulldog Schedule TO"), is a New York general partnership, to purchase up to 5,000,000 of the outstanding shares of beneficial interest, par value $0.01 per share, at a price per share equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, as defined in the Bulldog Schedule TO, net to the seller in cash (subject to a $50 processing fee that Bulldog will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2008 (the "Bulldog Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Bulldog Offer to Purchase, constitute the "Bulldog Offer"). The tender offer relates to outstanding shares of beneficial interest, $0.01 par value of Franklin Universal Trust.

         According to the Bulldog Schedule TO, the business address of Bulldog is Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663, and the business telephone number of Bulldog is (201) 556-0092.

ITEM 3.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as stated in the Fund's Investment Management Agreement and definitive proxy statement filed with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2008, which are included as Exhibits
(e)(1) and (e)(2) to this Statement, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, trustees or affiliates or (2) Bulldog or its executive officers, directors or affiliates.

ITEM 4.      THE SOLICITATION OR RECOMMENDATION.

      a. Solicitation or recommendation. The Board of Trustees ("Board") of the Fund met to consider and discuss the Bulldog Offer on February 25, 2008. After careful consideration of the Fund's potential responses, the Board determined that the Bulldog Offer was not in the best interests of shareholders and, by unanimous vote, determined to recommend that the Fund's shareholders reject the Bulldog Offer and not tender their shares to Bulldog.

      The following discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed below in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. The Board's recommendations were made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

      b. Reasons. The Board carefully considered Bulldog's tender offer and found that it is not in the best interests of shareholders. The Board's reasons for its conclusion and recommendation described above included the following:

      The Fund provides real benefits to shareholders as a closed-end fund. Bulldog has announced that it is making its tender offer to help elect its slate of trustees, who support measures that include converting the Fund to an open-end fund. The Fund's Board strongly believes that open-ending is not in the best interests of the Fund's long-term shareholders. Conversion to an open-end fund would require the Fund to maintain cash balances to meet redemptions, thereby potentially reducing the Fund's yield and total return. In addition, as an open-end fund, the Fund would be unable to use leverage as it currently does, which could impair the Fund's ability to enhance investment return. The Board also believes that open-ending the Fund may result in increased expenses for Fund shareholders--experience has shown that hedge fund arbitrageurs like Bulldog redeem their shares immediately after a closed-end fund converts to an open-end fund, thereby reducing the fund assets and causing the fund's expense ratio to increase.

      Bulldog's tender offer is excessively conditional. Bulldog is not required to consummate its tender offer if shareholders do not elect its slate of trustee candidates. However, even if Bulldog's candidates are elected, the other conditions of the Bulldog tender offer are worded so broadly as to make it uncertain whether the offer would actually be consummated. For example, if Bulldog determines that there have been certain changes in the financial markets or any material change with respect to the financial condition of the Fund, Bulldog could elect not to consummate the offer. By tying completion of its tender offer to the election of its trustee candidates - and thus closing the tender offer after the 2008 Annual Meeting - Bulldog could induce shareholders to elect its slate of trustees, but rely on a loophole condition to avoid consummating its tender offer.

      Bulldog's tender offer gives it a quick profit at shareholder expense. Bulldog's offer requires shareholders to tender their shares at 95% of the Fund's NAV. Yet, if the Fund is open-ended as Bulldog essentially proposes, Bulldog would be able to redeem those same shares at 100% of the Fund's NAV, giving Bulldog a quick 5% profit (assuming NAV remains constant) that would have otherwise been available to the tendering shareholders. Bulldog has also stated that it intends to seek reimbursement of Bulldog's solicitation expenses, estimated at $100,000, paid out of the Fund's assets.

      The terms of Bulldog's tender offer are unfair to shareholders. Bulldog would assess a $50 processing fee to each shareholder who tenders. This amount is substantially higher than most closed-end funds typically charge to tendering shareholders--even when the tenders are conducted at 100% of NAV--and many closed-end fund tender offers charge no fees at all. For shareholders who hold shares in multiple names, a separate tender would be required for each account, and the $50 fee would be charged each time. The $50 processing fee could significantly reduce the return realized by certain small shareholders.

      Bulldog refuses to disclose its financial resources. While Bulldog states that its tender offer is not subject to a financing condition, Bulldog has not provided any information about its ability to complete the tender offer, other than to state that it would pay the aggregate costs of its tender offer using its investment capital. No Bulldog financial statements are included as part of its Schedule TO.

      In light of the factors described above, the Board has determined that the tender offer is not in the best interests of the Fund's shareholders. Therefore, the Board recommends that shareholders of the Fund reject the tender offer and not tender their shares to Bulldog.

      c. Intent to tender. To the best knowledge of the Fund, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Bulldog Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

      In addition to solicitation services to be provided by The Altman Group, Inc. ("Altman"), as described below, recommendations to the shareholders with respect to the Bulldog Offer may be made by the Fund and its Trustees, officers and employees (who will receive no compensation therefor in addition to their regular salaries) and/or regular employees of the Fund's Investment Manager, administrator, stock transfer agent, or any of their affiliates.

      The Fund has contracted with Altman to assist with solicitation of proxies. In the course of that solicitation, Altman may receive questions regarding the Bulldog Offer. The Fund anticipates that the cost of retaining Altman will be up to approximately $140,000, plus reimbursement of reasonable out-of-pocket expenses (which amount is included in the estimate of total expenses below). The Fund has also agreed to indemnify Altman against certain liabilities and expenses, including liabilities under the federal securities laws. Altman anticipates that approximately 20 of its employees or other persons will be involved in soliciting shareholders of the Fund. Altman's address is 60 East 42nd Street, Suite 405, New York, New York 10165.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Pursuant to the Fund's share repurchase program, the Fund has made the following purchases of its shares within the past 60 days:

  FUT TRADES    NAME  COUPON PRICE  FACE  SETTLEMENSETTLE
                                                     DATE
   1/2/2008 buy FUT   common 6.9000 5,200 (35,932)  1/7/2008
   1/3/2008 buy FUT   common 6.9199 7,000 (48,509)  1/8/2008
   1/4/2008 buy FUT   common 6.8810 7,000 (48,237)  1/9/2008
   1/7/2008 buy FUT   common 6.8805 3,700 (25,494) 1/10/2008
   1/8/2008 buy FUT   common 6.9252 6,200 (42,998) 1/11/2008
   1/9/2008 buy FUT   common 6.9208 6,200 (42,970) 1/14/2008
  1/10/2008 buy FUT   common 6.9267 3,600 (24,972) 1/15/2008
  1/11/2008 buy FUT   common 6.9266 6,200 (43,006) 1/16/2008
  1/22/2008 buy FUT   common 6.1573 6,000 (37,003) 1/25/2008
  1/23/2008 buy FUT   common 6.4750 6,000 (38,910) 1/28/2008
  1/24/2008 buy FUT   common 6.6195 4,200 (27,843) 1/29/2008
  1/25/2008 buy FUT   common 6.6850 6,000 (40,170) 1/30/2008
  1/28/2008 buy FUT   common 6.6635 7,900 (52,720) 1/31/2008
  1/29/2008 buy FUT   common 6.7162 7,900 (53,136)  2/1/2008
  1/30/2008 buy FUT   common 6.7427 7,900 (53,346)  2/4/2008
  1/31/2008 buy FUT   common 6.6947 7,900 (52,967)  2/5/2008
   2/1/2008 buy FUT   common 6.7500 2,200 (14,872)  2/6/2008

      Other than the foregoing, during the past 60 days, the Fund is not aware of any other transactions with respect to the Shares that have been effected by the Fund or, to the Fund's knowledge, by any of its executive officers, trustees, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      The Fund and its Board have not undertaken and are not engaged in any negotiation with Bulldog in response to the Bulldog Offer. However, the Board continually considers all strategic alternatives available to the Fund and the Fund reserves the right to develop and evaluate other alternatives to the Bulldog Offer.

ITEM 8.  ADDITIONAL INFORMATION

         The Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. On February 27, 2008, the Fund issued a press release (the "Press Release") containing the statement relating to the proposed Bulldog Offer, which is attached as Exhibit (a)(1). The materials have also been filed with the SEC and can be found on the SEC's website (http://www.sec.gov).

ITEM 9.  EXHIBITS

----------------------------------------------------------------------

EXHIBIT NO. DESCRIPTION
----------------------------------------------------------------------

(a)(1)      Press Release issued by the Fund on February 27, 2008.
            Filed herewith.

(e)(1)      Investment Management Agreement, dated September 23,
            1988, between the Fund and Franklin Advisers, Inc.
            Filed herewith.

(e)(2) Definitive proxy statement of the Fund, filed with the Securities and Exchange Commission on Schedule 14A on
            February 5, 2008.  Incorporated by reference.

(g)(1) Definitive additional proxy materials of the Fund, filed with the Securities and Exchange Commission on Schedule 14A on February 5, 2008. Incorporated by reference.
----------------------------------------------------------------------

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               FRANKLIN UNIVERSAL TRUST

                                               By:/s/ KAREN L. SKIDMORE
                                               Name:  Karen L. Skidmore
                                               Title:  Secretary
Dated:  February 27, 2008







                                                                 Exhibit (a)(1)
[Franklin Templeton Investments Letterhead]



FROM:      Franklin Templeton Investments
           Media: (650) 525-7458
           Shareholders/Financial Advisors: (800) 336-5159
-------------------------------------------------------------------------------
                                                          FOR IMMEDIATE RELEASE

                 BOARD OF TRUSTEES OF FRANKLIN UNIVERSAL TRUST
          RECOMMENDS THAT SHAREHOLDERS REJECT BULLDOG'S TENDER OFFER

San Mateo, CA, February 27, 2008 - The Board of Trustees of Franklin Universal Trust (the "Fund") [NYSE:FT] unanimously recommends that the Fund's shareholders reject the conditional tender offer by Bulldog Investors General Partnership ("Bulldog") announced on February 15, 2008 to purchase shares of the Fund.

The Board has carefully considered Bulldog's tender offer and found that it is not in the best interests of shareholders. The Board's reasons for its conclusion included the following:

o     THE FUND PROVIDES REAL BENEFITS TO SHAREHOLDERS AS A CLOSED-END FUND.
      ---------------------------------------------------------------------
      Bulldog has announced that it is making its tender offer to help elect its slate of trustees, who support measures that include converting the Fund to an open-end fund. The Fund's Board strongly believes that open-ending is not in the best interests of the Fund's long-term shareholders. Conversion to an open-end fund would require the Fund to maintain cash balances to meet redemptions, thereby potentially reducing the Fund's yield and total return. In addition, as an open-end fund, the Fund would be unable to use leverage as it currently does, which could impair the Fund's ability to enhance investment return. The Board also believes that open-ending the Fund may result in increased expenses for Fund shareholders--experience has shown that hedge fund arbitrageurs like Bulldog redeem their shares immediately after a closed-end fund converts to an open-end fund, thereby reducing the fund assets and causing the fund's expense ratio to increase.

o     BULLDOG'S TENDER OFFER IS EXCESSIVELY CONDITIONAL.  Bulldog is not
      --------------------------------------------------
      required to consummate its tender offer if shareholders do not elect its slate of trustee candidates. However, even if Bulldog's candidates are elected, the other conditions of the Bulldog tender offer are worded so broadly as to make it uncertain whether the offer would actually be consummated. For example, if Bulldog determines that there have been certain changes in the financial markets or any material change with respect to the financial condition of the Fund, Bulldog could elect not to consummate the offer. By tying completion of its tender offer to the election of its trustee candidates--and thus closing the tender offer after the 2008 Annual Meeting--Bulldog could induce shareholders to elect its slate of trustees, but rely on a loophole condition to avoid consummating its tender offer.

o     BULLDOG'S TENDER OFFER GIVES IT A QUICK PROFIT AT SHAREHOLDER EXPENSE.
      ----------------------------------------------------------------------
      Bulldog's offer requires shareholders to tender their shares at 95% of the Fund's NAV. Yet, if the Fund is open-ended as Bulldog essentially proposes, Bulldog would be able to redeem those same shares at 100% of the Fund's NAV, giving Bulldog a quick 5% profit (assuming NAV remains constant) that would have otherwise been available to the tendering shareholders. Bulldog has also stated that it intends to seek reimbursement of Bulldog's solicitation expenses, estimated at $100,000, paid out of the Fund's assets.

o     THE TERMS OF BULLDOG'S TENDER OFFER ARE UNFAIR TO SHAREHOLDERS.  Bulldog
      ---------------------------------------------------------------
      would assess a $50 processing fee to each shareholder who tenders. This amount is substantially higher than most closed-end funds typically charge to tendering shareholders--even when the tenders are conducted at 100% of NAV--and many closed-end fund tender offers charge no fees at all. For shareholders who hold shares in multiple names, a separate tender would be required for each account, and the $50 fee would be charged each time. The $50 processing fee could significantly reduce the return realized by certain small shareholders.

o BULLDOG REFUSES TO DISCLOSE ITS FINANCIAL RESOURCES. While Bulldog states that its tender offer is not subject to a financing condition, Bulldog has not provided any information about its ability to complete the tender offer, other than to state that it would pay the aggregate costs of its tender offer using its investment capital. No Bulldog financial statements are included as part of its Schedule TO.

In light of the factors described above, the Board has determined that the tender offer is not in the best interests of the Fund's shareholders. Therefore, the Board recommends that shareholders of the Fund reject the tender offer and not tender their shares to Bulldog.

In connection with the tender offer, the Fund has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read the Solicitation/Recommendation Statement because it contains important information about the Bulldog Offer. Free copies of the Solicitation/Recommendation Statement are available at www.franklintempleton.com and on the SEC's website at www.sec.gov.

Franklin Universal Trust is a closed-end investment company managed by Franklin Advisers, Inc. Franklin Advisers, Inc. is a wholly owned subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment management organization operating as Franklin Templeton Investments.


                                   * * * * *

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

                                     # # #







                                                     Exhibit (e)(1)
                      FRANKLIN UNIVERSAL TRUST
                  INVESTMENT MANAGEMENT AGREEMENT


      THIS INVESTMENT MANAGEMENT AGREEMENT made between FRANKLIN
UNIVERSAL TRUST, a Massachusetts Business Trust, hereinafter called the "Trust", and FRANKLIN ADVISERS, INC., a California corporation, hereinafter called the "Manager."

      WHEREAS, the Trust has been organized and intends to operate as an investment company registered under the Investment Company Act of 1940, as amended (the "Act") for the purpose of investing and reinvesting its assets in securities, as set forth in its Agreement and Declaration of Trust, its By-Laws and its Registration Statement under the Act and the Securities Act of 1933, all as heretofore amended and supplemented; and the Trust desires to avail itself of the services, information, advice, assistance and facilities of an investment manager and to have an investment manager perform various management, statistical, research, investment advisory and other services for it; and

      WHEREAS, the Manager is registered as an investment adviser under the Investment Advisers Act of 1940, is engaged in the business of rendering management, investment advisory, counseling and supervisory services to investment companies and other investment counseling clients, and desires to provide these services to the Trust.

      NOW THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is mutually agreed as follows:

1. EMPLOYMENT OF THE MANAGER. The Trust hereby employs the Manager to manage the investment and reinvestment of the Trust's assets and to administer its affairs, subject to the direction of the Board of Trustees and the officers of the Trust, for the period and on the terms hereinafter set forth. The Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth for the compensation herein provided. The Manager shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Trust in any way or otherwise be deemed an agent of the Trust.

2.    OBLIGATIONS OF AND SERVICES TO BE PROVIDED BY THE MANAGER.
The Manager undertakes to provide the services hereinafter set forth and to assume the following obligations:

A. ADMINISTRATIVE SERVICES. The Manager shall furnish to the Trust adequate (i) office space, which may be space within the offices of the Manager or in such other place as may be agreed upon from time to time, (ii) office furnishings, facilities and equipment as may be reasonably required for managing the affairs and conducting the business of the Trust, including conducting correspondence and other communications with the shareholders of the Trust, maintaining all internal bookkeeping, accounting and auditing services and records in connection with the Trust's investment and business activities. The Manager shall employ or provide and compensate the executive, secretarial and clerical personnel necessary to provide such services. The Manager shall also compensate all officers and employees of the Trust who are officers or employees of the Manager or its affiliates.

B.    INVESTMENT MANAGEMENT SERVICES.

(a) The Manager shall manage the Trust's assets subject to and in accordance with the respective investment objectives and policies of the Trust and any directions which the Trust's Board of Trustees may issue from time to time. In pursuance of the foregoing, the Manager shall make all determinations with respect to the investment of the Trust's assets and the purchase and sale of its investment securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include determining the manner in which any voting rights, rights to consent to corporate action and any other rights pertaining to the Trust's investment securities shall be exercised. The Manager shall render regular reports to the Trust, at regular meetings of its Board of Trustees and at such other times as may be reasonably requested by the Trust's Board of Trustees, of (i) the decisions which it has made with respect to the investment of the Trust's assets and the purchase and sale of its investment securities, (ii) the reasons for such decisions and (iii) the extent to which those decisions have been implemented.

(b) The Manager, subject to and in accordance with any directions which the Trust's Board of Trustees may issue from time to time, shall place, in the name of the Trust, orders for the execution of the Trust's securities transactions. When placing such orders the Manager shall seek to obtain the best net price and execution for the Trust, but this requirement shall not be deemed to obligate the Manager to place any order solely on the basis of obtaining the lowest commission rate if the other standards set forth in this section have been satisfied. The parties recognize that there are likely to be many cases in which different brokers are equally able to provide such best price and execution and that, in selecting among such brokers with respect to particular trades, it is desirable to choose those brokers who furnish research, statistical, quotations and other information to the Trust and the Manager in accord with the standards set forth below. Moreover, to the extent that it continues to be lawful to do so and so long as the Board of Trustees determines that the Trust will benefit, directly or indirectly, by doing so, the Manager may place orders with a broker who charges a commission for that transaction which is in excess of the amount of commission that another broker would have charged for effecting that transaction, provided that the excess commission is reasonable in relation to the value of "brokerage and research services" (as defined in Section 28(e) (3) of the Securities Exchange Act of 1934) provided by that broker. Accordingly, the Trust and the Manager agree that the Manager shall select brokers for the execution of the Trust's transactions from among:

(i)   Those brokers and dealers who provide quotations and other services to the Trust, specifically including the quotations necessary to determine the Trust's net assets, in such amount of total brokerage as may reasonably be required in light of such services; and

(ii)  Those brokers and dealers who supply research, statistical and other data to the Manager or its
                     affiliates which the Manager or its
                     affiliates may lawfully and appropriately use in their investment advisory capacities, which relate directly to securities, actual or potential, of the Trust, or which place the Manager in a better position to make decisions in connection with the management of the Trust's assets and securities, whether or not such data may also be useful to the Manager and its affiliates in managing other portfolios or advising other clients, in such amount of total brokerage as may reasonably be required.

(c) When the Manager has determined that the Trust should tender securities pursuant to a "tender offer solicitation," the Manager shall designate Franklin Distributors, Inc. ("Distributors") as the "tendering dealer" so long as it is legally permissible for the Manager to do so, and act in such capacity under the federal securities laws and rules thereunder and the rules of any securities exchange or association of which Distributors may be a member. Distributors shall not be obligated to make any additional commitments of capital, expense or personnel beyond that already committed (other than normal periodic fees or payments necessary to maintain its corporate existence and membership in the National Association of Securities Dealers, Inc.) as of the date of this Agreement. This Agreement shall not obligate the Manager or Distributors (i) to act pursuant to the foregoing requirement under any circumstances in which they might reasonably believe that liability might be imposed upon them as a result of so acting, or (ii) to institute legal or other proceedings to collect fees which may be considered to be due from others to it as a result of such a tender, unless the Trust shall enter into an agreement with the Manager and/or
Distributors to reimburse them for all such expenses connected with attempting to collect such fees, including legal fees and expenses and that portion of the compensation due to their employees which is attributable to the time involved in attempting to collect such fees.

(d) The Manager shall render regular reports to the Trust, on a quarterly basis unless more frequent reports are mutually agreed upon by the Trust and the Manager, of how much total brokerage business has been placed by the Manager with brokers falling into each of the categories referred to above and the manner in which the allocation has been accomplished.

(e) The Manager agrees that no investment decision will be made or influenced by a desire to provide brokerage for allocation in accordance with the foregoing, and that the right to make such allocation of brokerage shall not interfere with the Manager's paramount duty to obtain the best net price and execution for the Trust.

C. PROVISION OF INFORMATION NECESSARY FOR PREPARATION OF SECURITIES REGISTRATION STATEMENTS, AMENDMENTS AND OTHER Materials. The Manager, its officers and employees will make available and provide accounting and statistical information required by the Trust in the preparation of registration statements, reports and other documents required by federal and state securities laws and with such information as the Trust may reasonably request.

D. OTHER OBLIGATIONS AND SERVICES. The Manager shall make its officers and employees available to the Board of Trustees and officers of the Trust for consultation and discussions regarding the administration and management of the Trust and its investment activities.

3. EXPENSES OF THE TRUST. It is understood that the Trust will pay all of its own expenses other than those expressly assumed by the Manager herein, which expenses payable by the Trust shall include without limitation:

A.    Fees to the Manager as provided herein;

B.    Expenses of all audits by independent public accountants;

C. Expenses of its transfer agent, registrar, custodian, dividend disbursing agent and shareholder record-keeping services, including the expenses of issue, repurchase or redemption of or tender for its shares and senior notes, the cost of certificates, and the cost and expenses of the trustee under an indenture for any debt issued by the Trust;

D. Expenses of obtaining quotations for calculating the Trust's net asset value and its compliance with the terms of any indenture with respect to its senior notes;

E. Salaries and other compensation of executive officers of the Trust who are not officers, directors, stockholders or employees of the Manager or its affiliates;

F.    Taxes levied against the Trust;

G. Brokerage fees and commissions in connection with the purchase and sale of securities for the Trust;

H.    Costs, including the interest expense, of borrowing money;

I. Costs incident to meetings of Board of Trustees and shareholders of the Trust, reports to the Trust's shareholders, the filing of reports with regulatory bodies and the maintenance of the Trust's legal existence;

J. Legal fees, including the legal fees related to the registration and any continued qualification of the Trust's shares for sale;

K. Trustees' fees and expenses to trustees who are not directors, officers, employees or stockholders of the Manager or any of its affiliates;

L. Costs and expense of registering and maintaining the registration of the Trust and its shares under federal and any applicable state laws; including the printing and distributing of prospectuses, proxy statements and reports to its shareholders;

M.    Trade association dues;

N. Its pro rata portion of fidelity bond and liability insurance premiums;

O. Expenses of obtaining and maintaining stock exchange listings of the Trust's shares and such ratings as the Board of Trustees may deem desirable; and

P.    Expenses incurred in connection with the Trust's Dividend
Reinvestment Plan.

4. COMPENSATION OF THE MANAGER. The Trust shall pay a management fee in cash to the Manager based upon a percentage of the value of the Trust's weekly net assets, calculated as set forth below, as compensation for the services rendered and obligations assumed by the Manager, payable monthly at the request of the Manager.

A. For purposes of calculating such fee, the value of the weekly net assets of the Trust shall mean the average weekly value of the total assets of the Trust, minus the sum of accrued liabilities (other than the principal amount of the senior notes issued by the Trust). The value of the Trust's portfolio securities shall be determined in the same manner as the Trust otherwise uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Trust's current Registration Statement on Form N-2. The management fee payable by the Trust shall be calculated weekly and payable monthly at an annual rate of 0.75 of 1% of the Trust's average weekly net assets.

B. The management fee will be accrued weekly by the Trust and paid to the Manager on the first business day of the succeeding month. The initial monthly management fee shall be payable on the first business day of the first month following the effective date of this Agreement. The management fee shall be prorated for the portion of any month in which this Agreement is in effect which is not a complete month according to the proportion which the number of calendar days in the month during which the Agreement is in effect bears to the number of calendar days in the month. If this Agreement is terminated prior to the end of any month, the fee to the Manager shall be payable within ten
(10) days after the date of termination.

C. The Management fee shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain costs and expenses incurred in connection therewith as set forth in paragraph 2.B.{c) of this Agreement. The Manager may reduce the compensation or reimbursement of expenses due to it pursuant to this Agreement. Any such reduction shall be applicable only with respect to the items or time periods specified by the Manager and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Manager hereunder.

5. ACTIVITIES OF THE MANAGER. The services of the Manager to the Trust hereunder are not to be deemed exclusive, and the Manager and any of its affiliates shall be free to render similar services to others. Subject to and in accordance with the Agreement and Declaration of Trust and By-Laws of the Trust and
Section 10(a) of the Act, it is understood that trustees, officers, agents and shareholders of the Trust are or may be interested in the Manager or its affiliates as directors, officers, agents or stockholders; that directors, officers, agents or stockholders of the Manager or its affiliates are or may be interested in the Trust as trustees, officers, agents, shareholders or otherwise; that the Manager or its affiliates may be interested in the Trust as shareholders or otherwise; and that the effect of any such interests shall be governed by said Agreement and Declaration of Trust, By-Laws and the Act.

6.    LIABILITIES OF THE MANAGER.

A. In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Manager, the Manager shall not be subject to liability to the Trust or to any shareholder of the Trust for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by any of the Trust.

B. Notwithstanding the foregoing, the Manager agrees to reimburse the Trust for any and all costs, expenses, and counsel and trustees' fees reasonably incurred by the Trust in the preparation, printing and distribution of proxy statements, amendments to its Registration Statement, holdings of meetings of its shareholders or trustees, the conduct of factual investigations, any legal or administrative proceedings (including any applications for exemptions or determinations by the Securities and Exchange Commission) which the Trust incurs as the result of action or inaction of the Manager or any of its affiliates or any of their officers, directors, employees or stockholders where the action or inaction necessitating such expenditures (i) is directly or indirectly related to any transactions or proposed transaction in the stock or control of the Manager or its affiliates (or litigation related to any pending or proposed or future transaction in such shares or control) which shall have been undertaken without the prior, express approval of the Trust's Board of Trustees; or, (ii) is within the control of the Manager or any of its affiliates or any of their officers, directors, employees or stockholders. The Manager shall not be obligated pursuant to the provisions of this Subparagraph 6(B), to reimburse the Trust for any expenditures related to the institution of an administrative proceeding or civil litigation by the Trust or a shareholder of the Trust seeking to recover all or a portion of the proceeds derived by any stockholder of the Manager or any of its affiliates from the sale of his shares of the Manager, or similar matters. So long as this Agreement is in effect, the Manager shall pay to the Trust the amount due for expenses subject to this Subparagraph 6(B) within 30 days after a bill or statement has been received by the Manager therefor. This provision shall not be deemed to be waiver of any claim the Trust may have or may assert against the Manager or others for costs, expenses or damages heretofore incurred by the Trust or for costs, expenses or damages the Trust may hereafter incur which are not reimbursable to it hereunder.

C. No provision of this Agreement shall be construed to protect any trustee or officer of the Trust, or director or officer of the Manager, from liability in violation of Sections 17(h) and
(i) of the Act.

7.    EFFECTIVE DATE, RENEWAL AND TERMINATION.

A. This Agreement shall become effective on the date as set forth below, and shall continue in effect for two (2) years thereafter, unless sooner terminated as hereinafter provided, and shall continue in effect thereafter for periods not exceeding one year so long as such continuation is approved at least annually by (i) the Board of Trustees of the Trust or by the vote of a majority of the outstanding voting securities of the Trust, and
(ii) the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons thereof, in each case cast in person at a meeting called for the purpose of voting on such approval.

B.    THIS AGREEMENT:

(i) may at any time be terminated without the payment of any penalty either by vote of the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Trust seeking to terminate the Agreement, on 60 days' written notice to the Manager;

(ii)  shall immediately terminate in the event of its assignment;
and

(iii) may be terminated by the Manager on 60 days' written notice to the Trust.

C.    As used in this Paragraph the terms "assignment,"
"interested person" and "vote of a majority of the outstanding voting securities" shall have the meanings set forth for any such terms in the Act.

D. Any notice under this Agreement shall be given in writing addressed and delivered, or mailed post-paid, to the other party at any office of such party.

8. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

10. LIMITATION OF LIABILITY. The Manager acknowledges that it has received notice of and accepts the limitations of the Trust's liability as set forth in Article VIII of its Agreement and Declaration of Trust. The Manager agrees that the Trust's obligations hereunder shall be limited to the assets of the Trust, and that the Manager shall not seek satisfaction of any such obligation from any shareholders of the Trust nor from any trustee, officer, employee or agent of the Trust.

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      IN WITNESS WHEREOF, the parties hereto have caused this
Agreement to be executed on the 23rd day of September, 1988.


                               FRANKLIN UNIVERSAL TRUST



                               By:  /S/ HARMON BURNS,
                                    VICE PRESIDENT


                               FRANKLIN ADVISERS, INC.



                               By:  /S/ RUPERT H. JOHNSON,
                                    PRESIDENT